EXHIBIT 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings calculation:
Income from continuing operations before income taxes and income from investment in unconsolidated affiliate	$398	$734	$640	$667	$605	$697
Interest on indebtedness	96	220	260	76	41	28
Estimated interest component of rental expense	19	38	41	32	31	30

Total adjusted earnings	$513	$992	$941	$775	$677	$755

Fixed charges:
Interest on indebtedness	$96	$220	$260	$76	$41	$28
Estimated interest component of rental expense	19	38	41	32	31	30

Total fixed charges	$115	$258	$301	$108	$72	$58

Ratio of earnings to fixed charges	4.5	3.8	3.1	7.2	9.4	13.0

Note: Interest component of rental expense estimated to be 1/3 of rental expense.